Exhibit 10.19

THE 2005
HERITAGE COMMERCE CORP
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

Effective January 1, 2005

TABLE OF CONTENTS

**THE 2005
HERITAGE COMMERCE CORP
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN**

ARTICLE I
PURPOSE AND EFFECTIVE DATE

   The purpose of this Supplemental Executive Retirement Plan (the "Plan") is to provide supplemental retirement benefits for certain key employees of Heritage Commerce Corp, Heritage Bank of Commerce and subsidiaries or affiliates thereof (the "Employer") who are employed by the Employer on, or after January 1, 2005. It is intended that the Plan will aid in retaining and attracting individuals of exceptional ability by providing them with these benefits. This Plan shall be effective as of January 1, 2005.

ARTICLE II
DEFINITIONS

   For the purposes of this Plan, the following terms shall have the meanings indicated, unless the context clearly indicates otherwise:

   2.1 Actuarial Equivalent. "Actuarial Equivalent" means equivalence in value between two or more forms and/or times of payment based on a determination by an actuary chosen by the Committee, using sound actuarial assumptions at the time of such determination,

   2.2 Applicable Percentage. The term "Applicable Percentage" shall mean that percentage of the Supplemental Retirement Benefits that the Participant is entitled to receive based on the circumstances surrounding the termination of Employment. The Applicable Percentage of Supplemental Retirement Benefits shall accrue on the schedule incorporated in the Participation Agreement.

   2.3 Board. "Board" means the Board of Directors of Heritage Commerce Corp.

   2.4 Change in Control. Change in Control shall be defined as follows:

     (A) The acquisition of more than fifty percent (50%) of the value or voting power of the Bank's stock by a person or group;

     (B) The acquisition in a period of twelve (12) months or less of at least thirty- five percent (35%) of the Bank's stock by a person or group:

     (C) The replacement of a majority of the Bank's board in a period of twelve (12) months or less by Directors who were not endorsed by a majority of the current board members; or

     (D) The acquisition in a period of twelve (12) months or less of forty percent (40%) or more of the Bank's assets by an unrelated entity.

   For the purpose of this Agreement, transfers made on account of deaths or gifts, transfers between family members or transfers to a qualified retirement plan maintained by the Bank shall not be considered in determining whether there has been a Change in Control,

   2.5 Committee. "Committee" means the Compensation and Benefits Committee of the Board of Directors of Heritage Commerce Corp.

   2.6 Disability/Disabled. For the purpose of this Plan, a Participant will be considered disabled if:

     (A) He is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or

(B) He is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Participant's employer.

2.7 Retirement. The term "Retirement" or "Retires" shall refer to the date which the Participant acknowledges in writing to Employer to be the last day the Participant will provide any significant personal services, whether as an employee or independent consultant or contractor, to Employer (for any reason other than Termination for Cause, because of a Disability, or Following a Change of Control, as defined herein). For purposes of this Plan, the phrase "significant personal services" shall mean more than ten (10) hours of personal services rendered to one or more individuals or entities in any thirty (30) day period.

2.8 Normal Retirement Date. "Normal Retirement Date" shall mean the dare specified in the Participation Agreement on which the Participant terminates employment with the Employer (for any reason other than Termination for Cause, because of a Disability, or Following a Change of Control).

2.9 Early Retirement Date. "Early Retirement Date" means the date on which a Participant terminates employment with the Employer (for any reason other than Termination for Cause, because of a Disability, or Following a Change of Control), if such termination date occurs on or after such Participant's attainment of age fifty-five (55).

2.10 Early Retirement Benefit. "Early Retirement Benefit" means the Actuarial Equivalent of the Supplemental Retirement Benefit based on the actual Early Retirement Date.

2.11 Employer. "Employer" means Heritage Commerce Corp, Heritage Bank of Commerce, any subsidiaries or affiliates thereof, or any successors thereto.

2.12 Participant. "Participant" means any individual who is participating in or has participated in this Plan, and who has not yet received his full benefit hereunder, as provided in Article III.

2.13 Participation Agreement. "Participation Agreement" means the agreement filed by a Participant and approved by the Board pursuant to Article III.

2.14 Supplemental Retirement Benefit. "Supplemental Retirement Benefit" means the benefit specified in the Participation Agreement.

ARTICLE III
ELIGIBILITY AND PARTICIPATION

3.1 Eligibility and Participation.

(A) Eligibility. Eligibility to participate in the Plan is limited to those key employees of the Employer that are designated, from time to time, by the Board.

(B) Participation. An employee's participation in the Plan shall be effective upon notification of such person by the Committee of eligibility to participate, completion of a Participation Agreement by such person, and acceptance of the Participation Agreement by the Committee. Participation in the Plan shall continue until such time as the Participant terminates employment with the Employer and as long thereafter as the Participant is eligible to receive benefits under this Plan.

ARTICLE IV
SUPPLEMENTAL RETIREMENT BENEFITS

4.1 <u>Retirement on or After Normal Retirement Date</u>. The Applicable Percentage of the Supplemental Retirement Benefit (as identified in the Participant Agreement) for a Participant whose employment with the Employer terminates on or after the Normal Retirement Date shall be one hundred percent (100%). Unless selected otherwise in accordance with the terms of paragraph 5.3, this Normal Retirement Benefit shall be paid monthly, with payments to commence on the first day of the month following the Participant's Normal Retirement Date and continuing until the death of the Participant.

4.2 <u>Retirement on or After Early Retirement Date but Before Normal Retirement Date</u>. The Participant may elect to retire on a date that constitutes an Early Retirement Date and receive the Actuarial Equivalent of the Applicable Percentage of the Supplemental Retirement Benefit based on the actual Early Retirement Date. Unless selected otherwise in accordance with the terms of paragraph 5.3, this Early Retirement Benefit shall be paid monthly, with payments to commence on the first day of the month following the Participant's Early Retirement Date and continuing until the death of the Participant.

4.3 <u>Termination Without Cause</u>. If the Participant's employment is terminated by the Employer Without Cause, the Participant shall be eligible to receive the Actuarial Equivalent of the Applicable Percentage of the Supplemental Retirement Benefits as of the effective date of Termination with payments to commence thirty (30) days after the later of the Participant's attainment of age sixty-two (62) or the date of termination, and continuing until the death of the Participant. (Participant shall have the ability to select an alternate payment form in accordance with the terms of paragraph 5.3).

4.4 <u>Voluntary Termination</u>. If the Participant's employment is terminated by voluntary resignation other than for Early Retirement, and such resignation is not subject to the provisions of paragraph 4.5 below, the Participant shall be entitled to be paid the Actuarial Equivalent of the Applicable Percentage of the Supplemental Retirement Benefit as of the effective date of Termination. Unless selected otherwise pursuant to the terms of paragraph 5.3, payments shall commence thirty (30) days after the later of the Participant's attainment of age sixty-two (62) or the date of termination, and shall continue until the death of the Participant.

4.5 <u>Termination Pursuant to a Change in Control</u>. In the event a Participant is terminated "Pursuant to a Change in Control," the Applicable Percentage shall be one hundred percent (100%). A termination shall be deemed to be "Pursuant to a Change in Control" if, within two (2) years following the occurrence of a Change in Control, the Participant's employment with the Employer is terminated by either the Participant or the Employer other than because of a Termination for Cause (as defined below in paragraph 4.7). At the Participant's option, this Benefit shall be paid monthly, with payments to commence on the first day of the month following the Participant's Early Retirement Date (reduced to actuarial equivalent in accordance with the terms of paragraph 5.2) or the Normal Retirement Date, and continuing until the death of the Participant. In the event Participant fails to select a payment start date, payments shall begin one month following the Participant's Early Retirement Date.

4.6 <u>Termination Following the Determination of Disability</u>. The Applicable Percentage for a Participant whose employment with the Employer terminates because of Disability shall be one hundred percent (100%). Unless selected otherwise in accordance with the terms of paragraph 5.3, payments shall commence thirty (30) days after the later of the Participant's attainment of age sixty-two (62) or the date of termination and shall continue until the death of the Participant.

4.7 <u>Termination For Cause</u>. If a Participant is terminated For Cause, as defined below, Participant shall forfeit any and all benefits payable under this Plan. For the purpose of this Plan, For Cause shall be defined as any of the following:

(A) The willful, intentional and material breach or the habitual and continued neglect by the Executive of his employment responsibilities and duties;

(B) The Executive's willful and intentional violation of (i) any state, federal, banking or securities laws, or of the Bylaws, rules, policies or resolutions of Employer, or the rules or regulations of the California Commissioner of Financial Institutions, Board of Governors or the Federal Reserve System, Federal Deposit Insurance Corporation, or other regulatory agency or governmental authority having jurisdiction over the Employer, which has a material adverse effect upon the Employer:

(C) The Executive's final conviction after exhaustion of all appeals of (i) any felony or (ii) a crime involving moral turpitude, or the Executive's willful and intentional commission of a fraudulent or dishonest act, which in any of the foregoing circumstances has a material adverse effect upon the Employer.

4.8 Death of Participant During Active Employment. In the event Participant dies while actively employed by Employer, then no death benefits shall be payable under this Agreement (other than a survivor benefit qualified for under paragraphs 4.1 through 4.7 above and selected pursuant to paragraph 5.3). Such benefits are described by a Joint Beneficiary Designation Agreement, if any.

ARTICLE V
FORM AND PAYMENT OF BENEFITS

5.1 Internal Revenue Code Section 409A Compliance. It is the intent of the parties to comply with all applicable Internal Revenue Code Sections. including, but not limited to, IRC 409A. Thus, for any benefits payable pursuant to this Plan, if the Participant is a Key Employee, as defined by the Internal Revenue Service, and said Company is publicly traded at the time of "separation from service" (as defined by IRC 409A), any such benefit payment described herein shall be withheld for six (6) months following such separation from service, in order to comply with IRC 409A.

5.2 Reduction for Early Commencement of Benefits. If a Participant receives a Supplemental Retirement Benefit under this Plan before the Participant's Normal Retirement Date, the monthly Supplemental Retirement Benefit shall be reduced to its Actuarial Equivalent value.

5.3 Form of Benefit Payment. The Supplemental Retirement Benefit shall be paid in the basic form provided below, unless the Participant selects an alternate form of payment. The basic and alternative forms of payment are as follows:

(A) Basic Form of Benefit Payments. Unless an alternate selection is made, payments made pursuant to this Plan shall be made as follows: Monthly single life annuity for the Participant's life.

(B) Alternative Forms of Benefit Payment.

(i) A joint and survivor annuity of the Actuarial Equivalent Value equal to the Basic Benefit with payment continued to the survivor in the same amount as the amount paid to the Participant.

(ii) A joint and survivor annuity of the Actuarial Equivalent Value equal to the Basic Benefit with payment continued to the survivor and one-half of the amount paid to the Participant.

(iii) Any other Actuarial Equivalent method as approved by the Board and selected in accordance with the provisions of the appropriate IRS requirements, including but not limited to IRC 409A.

5.4 Modifying Form of Benefit Payment. A Participant may modify the form of Benefit Payment, however any such modification (i) may not take effect until at least twelve (12) months after the date on which the election is made, and (ii) the first payment to which such election is made must be deferred for a period of at least five (5) years from the date the payment would otherwise have been made.

5.5 Withholding of Payroll Taxes. The Employer shall withhold from payments made hereunder any taxes required to be withheld from a Participant's age under federal, state or local law. However, a Beneficiary may elect not to have withholding for federal income tax purposes pursuant to Section 3405(a)(2) of the Internal Revenue Code, or any successor provision thereto.

5.6 Payment to Guardian. If a Plan benefit is payable to a minor or a person declared incompetent or to a person incapable of handling the disposition of his property, the Committee may direct payment of such Plan benefit to the guardian, legal representative or such person having the care and custody of such minor, incompetent or person. The Committee may require proof of incompetency, minority, incapacity or guardianship as it may deem appropriate prior to distribution of the Plan benefit. Such distribution shall completely discharge the Committee and the Employer from all liability with respect to such benefit.

ARTICLE VI
ADMINISTRATION

6.1 Committee and Duties. This Plan shall be administered by an Administrative Committee which shall consist of not less than three persons appointed by the Chairman of the Board. Any member of the Committee may be removed at any time by the Board. Any member may resign by delivering his written resignation to the Board. Upon the existence of any vacancy, the Board may appoint a successor. The Committee shall have the authority to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions including interpretations of this Plan, as may arise in connection with the Plan. A majority of the members of the Committee shall constitute a quorum for the transaction of business. A majority vote of the Committee members constituting a quorum shall control any decision.

6.2 Agents. In the administration of this Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit, and may from time to time consult with counsel who may be counsel to the Employer.

6.3 Binding Effect of Decisions. The decision or action of the Committee in respect of any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

6.4 Indemnity of Committee. The Employer shall indemnify and hold harmless the members of the Committee against any and all claims, loss, damage. expense, or liability arising from any action or failure to act with respect to this Plan, except in the case of gross negligence or willful misconduct.

ARTICLE VII
BENEFICIARY DESIGNATION

7.1 Beneficiary Designation. Each Participant shall have the right, at any time, to designate any person or persons as his Beneficiary or Beneficiaries (both primary as well as secondary) to whom benefits under this Plan shall be paid in the event of his death prior to complete distribution to the Participant of the benefits due under the Plan. Each Beneficiary designation shall be in a written form prescribed by the Committee, and will be effective only when filed with the Committee during the Participant's lifetime.

7.2 Amendments to Beneficiary Designation. Any Beneficiary designation may be changed by a Participant without the consent of any designated Beneficiary by the filing of a new Beneficiary designation with the Committee. The filing of a new Beneficiary designation form will cancel all Beneficiary designations previously filed. If a Participant's Compensation is community property, any Beneficiary designation shall be valid or effective only as permitted under applicable law.

7.3 No Participant Designation. In the absence of an effective Beneficiary designation, or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant's benefits, then the Participant's designated Beneficiary shall be deemed to be the Participant's estate.

7.4 Effect of Payment. The payment to the deemed Beneficiary shall completely discharge the Employer's obligations under this Plan.

ARTICLE VIII
CLAIMS PROCEDURE

8.1 Claim. The Employer shall, but only to the extent necessary to comply with ERISA, be designated as the named fiduciary under this Plan and shall have authority to control and manage the operation and administration of this Plan. Consistent therewith, the Employer shall make all determinations as to the rights to benefits under this Plan. Any decision by the Employer denying a claim by the Participant, the Participant's spouse, or the Participant's beneficiary for benefits under this Plan shall be stated in writing and delivered or mailed, via registered or certified mail, to the Participant, the Participant's spouse or the Participant's beneficiary, as the case may be. Such decision shall set forth the specific reasons for the denial of a claim. In addition, the Employer shall provide the Participant, the Participant's spouse or the Participant's beneficiary with a reasonable opportunity for a full and fair review of the decision denying such claim.

8.2 Arbitration of Disputes. All unresolved claims, disputes and other matters in question arising out of or relating to this Plan or the breach or interpretation thereof, other than those matters which are to be determined by the Employer in its sole and absolute discretion, shall be resolved by binding arbitration before a representative member, selected by the mutual agreement of the parties, of the Judicial Arbitration and Mediation Services, Inc. ("JAMS"), located in San Francisco, California. In the event JAMS is unable or unwilling to conduct the arbitration provided for under the terms of this Paragraph, or has discontinued its business, the parties agree that a representative member, selected by the mutual agreement of the parties, of the American Arbitration Association ("AAA"), located in San Francisco, California, shall conduct the binding arbitration referred to in this Paragraph. Notice of the demand for arbitration shall be filed in writing with the other party to this Plan and with JAMS (or AAA, if necessary). In no event shall the demand for arbitration be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. The arbitration shall be subject to such rules of procedure used or established by JAMS, or if there are none, the rules of procedure used or established by AAA. Any award rendered by JAMS or AAA shall be final and binding upon the parties, and as applicable, their respective heirs, beneficiaries, legal representatives, agents, successors and assigns, and may be entered in any court having jurisdiction thereof. The obligation of the parties to arbitrate pursuant to this clause shall be specifically enforceable in accordance with, and shall be conducted consistently with, the provisions of Title 9 of Part 3 of the California Code of Civil Procedure. Any arbitration hereunder shall be conducted in San Jose, California, unless otherwise agreed to by the parties.

ARTICLE IX
MISCELLANEOUS

9.1 Unfunded Plan. This Plan is intended to be an unfunded plan maintained primarily to provide deferred compensation benefits for a select group of "management or highly compensated employees" within the meaning of Sections 201, 301, and 401 of the Employee Retirement Income Security act of 1974, as amended ("ERISA"), and therefore to be exempt from the provisions of Parts 2, 3, and 4 of Title 1 ERISA. Accordingly, the Plan shall terminate and no further benefits shall be paid hereunder in the event it is determined by a court of competent jurisdiction or by an opinion of counsel that the Plan constitutes an employee pension benefit plan within the meaning of Section 3(2) of ERISA which is not so exempt.

9.2 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, interest or claims in any property or assets of the Employer, nor shall they be Beneficiaries of, or have any rights, claims or interests in any life insurance policies, annuity contracts, or the proceeds therefrom owned or which may be acquired by the Employer. Except as may be provided it Section 8.3, such policies, annuity contracts or other assets of the Employer shall not be held under any trust for the benefit of Participants, their Beneficiaries, heirs, successors or assigns, or held in any way as collateral security for the fulfilling of the obligations of the Employer under this Plan. Any and all of the Employer's assets and policies shall be, and remain, the general, unpledged, unrestricted assets of the Employer. The Employer's obligation under the Plan shall be that of an unfunded and unsecured promise to pay money in the future.

9.3 Trust Fund. The Employer shall be responsible for the payment of all benefits provided under the Plan. At its discretion, the Employer may establish one or more trusts, with such trustee as the Board may approve, for the purpose of providing for the payment of such benefits. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of the Employer's creditors. To the extent any benefits provided under the Plan are actually paid from any such trust, the Employer shall have no further obligation with respect thereto, but to the extent not so paid, such benefit shall remain the obligation of, and shall be paid by, the Employer.

9.4 Nonassignability. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be unassignable and nontransferable. No part of the amount payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant's or any other person, nor be transferable by operation of law in the event of a Participant a or any other person's bankruptcy or insolvency.

9.5 Not a Contract of Employment. The terms and conditions of this Plan shall not be deemed to constitute a contract of employment between the Employer and the Participant, and the Participant (or his Beneficiary) shall have no rights against the Employer except as may otherwise be specifically provided herein. Moreover, nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of the Employer or to interfere with the right of the Employer to discipline or discharge him at any time.

9.6 Protective Provisions. A Participant will cooperate with the Employer by furnishing any and all information requested by the Employer, in order to facilitate the payment of benefit hereunder, and by taking such physical examinations as the Employer may deem necessary and taking such other action as may be requested by the Employer.

9.7 Terms. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used herein in the singular or in the plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply.

9.8 Captions. The captions of the articles, sections, and paragraphs of this Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

9.9 Governing Law. The provisions of this Plan shall be construed, interpreted, and governed in all respects in accordance with applicable federal law and, to the extent not preempted by such federal law, in accordance with the laws of the State of California.

9.10 Validity. If any provision of this Plan shall be held illegal or invalid for any reason, the remaining provisions shall nevertheless continue in full force and effect without being impaired or invalidated in any way.

9.11 Notice. Any notice or filing required or permitted to be given to the Committee under the Plan shall be sufficient in writing and hand delivered, or sent by registered or certified mail, to any member of the Committee, or to the Employer's statutory agent. Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

9.12 Successors. The provisions of this Plan shall bind and inure to the benefit of the Employer and its successors and assigns. The term successors as used herein shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise acquire all or substantially all of the business and assets of the Employer, and successors of any such corporation or other business entity.

9.13 IRS Section 280G Issues. If all or any portion of the amounts payable to the Participant under this Plan, either alone or together with other payments which the Participant has the right to receive from the Employer, constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), that are subject to the excise tax imposed by Section 4999 of the Code (or similar tax and/or assessment), Participant shall be responsible for the payment of such excise tax and Employer (and its successor) shall be responsible for any loss of deductibility related thereto; provided, however, that Employer and Participant shall cooperate with each other and use all reasonable efforts to minimize to the fullest extent possible the amount of excise tax imposed by Section 4999 of the Code. If, at a later date, it is determined (pursuant to final regulations or published rulings of the Internal Revenue Service, final judgment of a court of competent jurisdiction, or otherwise) that the amount of excise taxes payable by the Participant is greater than the amount initially so determined, then the Participant shall pay an amount equal to the sum of such additional excise taxes and any interest, fines and penalties resulting from such underpayment. The determination of the amount of any such excise taxes shall be made by the independent accounting firm employed by the Employer immediately prior to the change in control or such other independent accounting firm or advisor as may be mutually agreeable to Employer and Participant in the exercise of their reasonable good faith judgment.

HERITAGE COMMERCE CORP

By:_____   By:_____
        Signature and Date   Secretary and Date

Title:_____